UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
913377107
(CUSIP Number)
Michael C. Neus
Perry Corp.
767 Fifth Avenue, 19th Floor
New York, New York 10153
(212) 583-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	913377107

1	NAMES OF REPORTING PERSONS Perry Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		6,837,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,837,700

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,837,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, CO

Page 2 of 11 Pages

CUSIP No.	913377107

1	NAMES OF REPORTING PERSONS Richard C. Perry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		6,837,700 (all shares beneficially owned by Perry Corp.)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,837,700 (all shares beneficially owned by Perry Corp.)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,837,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Page 3 of 11 Pages

CUSIP No.	913377107
AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “Commission”) on October 25, 2006 (the “Initial Statement”), as amended by Amendment No. 1, filed with the Commission on May 10, 2007 (“Amendment No. 1”), Amendment No. 2, filed with the Commission on September 21, 2007 (“Amendment No. 2”), and Amendment No. 3, filed with the Commission on November 26, 2008 (“Amendment No. 3” and together with the Initial Statement, Amendment No. 1, and Amendment No. 2, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Universal American Corp., a New York corporation (the “Company”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 1.	Security and Issuer.
The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Company. The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

Item 2.	Identity and Background.
This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (collectively, the “Reporting Persons”). Perry Corp. is a registered investment adviser that provides investment management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.
The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.
Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty. The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004. Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Page 4 of 11 Pages

CUSIP No.	913377107

Item 4.	Purpose of Transaction.
On December 30, 2010, CVS Caremark Corporation (“Parent”), Ulysses Merger Sub, L.L.C. (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger, dated December 30, 2010 (the “Merger Agreement”). Pursuant to the Merger Agreement, Parent will acquire the Company’s Medicare Part D business through a merger of Merger Sub with and into Parent (the “Merger”). Immediately prior to the Merger, the Company’s Medicare Advantage and Traditional Insurance businesses, together with all other assets and liabilities of the Company not related to its Medicare Part D business, will be transferred to a newly formed public company (“Newco”) and, concurrently with the Merger, the Company’s shareholders will receive a distribution of 100% of the shares of Newco. Pursuant to the Merger Agreement, the holders of shares of Common Stock and Series A Preferred Stock shall be entitled to receive a certain number of shares of common stock, par value $0.01 per share, of Newco, and cash for each share of Common Stock and Series A Preferred Stock.
Contemporaneously with the execution of the Merger Agreement, Perry Corp. and Parent entered into a Voting Agreement (the “Voting Agreement”), dated as of December 30, 2010.
Pursuant to the Voting Agreement, Perry Corp. agreed, among other things, subject to the terms and conditions of the Voting Agreement, to vote or cause to be voted in person or by proxy, or deliver or cause to be delivered a written consent covering all Covered Shares (as defined below), beneficially owned by Perry Corp. (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement and the Split-Off Agreements (as defined in the Merger Agreement), (iii) against any action or agreement that would result in a breach of any material covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or the Split-Off Agreements, or of Perry Corp. contained in the Voting Agreement, and (iv) against any “Takeover Proposal” as such term is defined in the Merger Agreement, which includes, but is not limited to, any proposal, offer or indication of interest relating to (aa) a merger, consolidation, share exchange or business combination involving the Company or any of its subsidiaries representing 15% or more of the assets of the Company and its subsidiaries, taken as a whole, the Part D Entities or the Non-Medicare Part D Business (each as defined in the Merger Agreement), (bb) a direct or indirect sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 15% or more of the assets of the Company and its subsidiaries, the Part D Entities or the Non-Medicare Part D Business, (cc) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 15% or more of the voting power of the capital stock of the Company, including by way of tender or exchange offer, (dd) a reorganization, recapitalization, liquidation, or dissolution of the Company, or (ee) any other transaction having a similar effect to those described in clauses (aa) through (ee), in each case other than the transactions contemplated by the Merger Agreement. “Covered Shares” as such term is defined in the Voting Agreement means the number of shares of Common Stock and Preferred Stock set forth opposite Perry Corp.’s name on Schedule 1 to the Voting Agreement beneficially owned by Perry Corp., together with options to purchase Common Stock beneficially owned by Perry Corp. and any other shares of Common Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Company, in each case, that Perry Corp. acquires beneficial ownership of on or after the date of the Voting Agreement.
To the knowledge of the Reporting Persons, Parent entered into similar voting agreements in connection with the Merger and the transactions contemplated by the Merger Agreement and the Split-Off Agreements with each of Richard A. Barasch, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners III, L.P., Lee Universal Holdings, LLC, and Welsh, Carson, Anderson, & Stowe X, L.P. (collectively, the “Other Voting Agreements”) covering in the aggregate 41,753,203 shares of Common Stock, including the shares of Common Stock beneficially owned by the Reporting Persons.

Page 5 of 11 Pages

CUSIP No.	913377107
If the Company’s board of directors (the “Company Board”), in response to a Superior Proposal (as defined in the Merger Agreement) received by the Company Board after the date of the Voting Agreement, makes a Company Adverse Recommendation Change (as defined in the Merger Agreement), the number of Covered Shares subject to the Voting Agreement shall be reduced (on a pro rata basis with the other shareholders of the Company party to the Other Voting Agreements) to the extent necessary so that the aggregate number of Covered Shares subject to the Voting Agreement together with all the other shares of Common Stock and any other voting securities of the Company, if any, subject to the Other Voting Agreements represents no more than 45% of the voting securities of the Company outstanding at the time of an applicable vote or written consent and entitled to vote or consent. In addition, the Voting Agreement shall not require Perry Corp. to vote or consent in favor of the Merger Agreement or any of the transactions contemplated thereby, to the extent that the Merger Agreement or any Split-Off Agreement (i) has been amended or waived to reduce the Per Share Merger Consideration or the Closing Consideration (each as defined in the Merger Agreement) or (ii) has been amended or waived in a manner that is materially adverse, when considered in the aggregate together with other waivers or amendments, to the shareholders of the Company.
Pursuant to the Voting Agreement, Perry Corp. further agreed that, unless the Company is permitted to take such actions pursuant to the Merger Agreement, during the term of the Voting Agreement it shall not, and shall not permit any of its affiliates or representatives, directly or indirectly, to: (a) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer with respect to a Takeover Proposal or (b) have any discussions (other than to state that it is not permitted to have such discussions) or participate in any negotiations regarding a Takeover Proposal, or execute or enter into any Contract (as defined in the Merger Agreement) with respect to a Takeover Proposal, or approve or recommend a Takeover Proposal or any agreement, understanding or arrangement relating to a Takeover Proposal. Pursuant to the Voting Agreement, Perry Corp. further agreed that, other than according to the terms of the Voting Agreement, it shall not (a) enter into at any time while the Voting Agreement remains in effect, any voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (b) grant at any time while the Voting Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by the Voting Agreement) and (c) knowingly take any action that would constitute a breach of the Voting Agreement, make any representation or warranty of Perry Corp. contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling Perry Corp from performing any of its obligations under the Voting Agreement.
The Voting Agreement further provides that, during the term of the Voting Agreement, Perry Corp. will not transfer, sell or otherwise dispose of any Covered Shares, beneficial ownership of any Covered Shares or any other interest therein other than to an affiliate of Perry Corp. and provided such permitted transferee agrees in writing to be bound by Perry Corp.’s obligations under the Voting Agreement.
The Voting Agreement terminates on the earliest to occur of (i) the date on which the Merger becomes effective and (ii) the date of termination of the Merger Agreement in accordance with its terms.
References to, and descriptions of, the Merger Agreement and the Voting Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement and the Voting Agreement. The Merger Agreement is included as Exhibit 10.1 to the second amendment of the Schedule 13D relating to Common Stock of the Company filed by Lee-Universal Holdings, LLC on January 4, 2011, and is incorporated herein by reference. The Voting Agreement is filed as Exhibit N to this Schedule 13D and is incorporated by reference into this Item 4 in its entirety.

Page 6 of 11 Pages

CUSIP No.	913377107
Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract, including restrictions under the Voting Agreement) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Newco shares (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

Item 5.	Interest in Securities of the Issuer.
(a) — (b) Perry Corp. may be deemed to be the indirect beneficial owner of 6,837,700 shares of Common Stock, which constitutes approximately 9.24% of the Company’s outstanding shares of Common Stock. Subject to the Voting Agreement, Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 6,837,700 shares of Common Stock, which includes (A) 6,816,833 shares of Common Stock, and (B) 20,867 shares of Common Stock issuable upon the exercise of options granted to Perry Funds (the 24,333 shares of Common Stock issuable upon exercise of unvested options granted to Perry Funds have been excluded). By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such shares of Common Stock. By virtue of certain provisions of the Voting Agreement described in Item 4, Parent may be deemed to share the power to vote certain of the shares of Common Stock beneficially owned by the Reporting Persons.
The percentage in the immediately foregoing paragraph is calculated based on a total of 74,040,007 shares of Common Stock outstanding, which includes (A) 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement, and (B) 20,867 shares of Common Stock issuable upon the exercise of options granted to Perry Funds. The calculation of such percentage does not consider (Y) any shares of Series A Preferred Stock issued to Perry Funds (the conversion of which is subject to various conditions) or any shares of Common Stock issuable upon conversion thereof, or (Z) the 24,333 shares of Common Stock issuable upon the exercise of unvested options granted to Perry Funds.

Page 7 of 11 Pages

CUSIP No.	913377107
As previously discussed in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders’ Agreement and the First Amendment to Stockholders’ Agreement, and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate of 20,244,402 shares of Common Stock that Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), and Capital Z Partners III, L.P. (“Cap Z III L.P.”) beneficially own based on representations contained in the Other Voting Agreement entered into by Cap Z Fund II, Cap Z III L.P. and Cap Z III L.P.; (ii) an aggregate of 6,999,200 shares of Common Stock that Welsh, Carson, Anderson & Stowe X, L.P. (“WCASX”) beneficially own based on representations contained in the Other Voting Agreement entered into by WCASX; (iii) an aggregate of 5,250,000 shares of Common Stock that Lee-Universal Holdings, LLC (“Lee”) beneficially own based on representations contained in the Other Voting Agreement entered into by Lee; and (iv) an aggregate of 2,421,901 shares of Common Stock that Mr. Richard Barasch beneficially owns based on representations contained in the Other Voting Agreement entered into by Mr. Barasch.
Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 56% of the outstanding Common Stock, calculated based on a total of 74,040,007 shares of Common Stock outstanding, which includes (A) 74,019,140 shares of Common Stock outstanding as of December 30, 2010 as represented by the Company in the Merger Agreement and (B) 20,867 shares of Common Stock issuable upon the exercise of vested options granted to Perry Funds. The calculation of such percentage does not consider any shares of Series A Preferred Stock owned by the Perry Funds, the exchange of which is subject to various conditions or any shares of Common Stock issuable upon conversion thereof, or any options or preferred shares beneficially owned by Cap Z Fund II, Cap Z Private Fund II, Cap Z III L.P., WCASX, Lee, or by Mr. Richard Barasch. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (iv) above and any of their respective affiliates, and neither the filing of this Schedule 13D nor its contents shall be deemed to constitute an admission to the contrary.
None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own shares of the Common Stock.
(c) There have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.
(d) The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 of the Schedule 13D (as amended hereby) are incorporated herein by reference.

Page 8 of 11 Pages

CUSIP No.	913377107
Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
As contemplated by the Stockholders’ Agreement and the First Amendment to Stockholders’ Agreement, Perry Funds may designate one member of the board of directors of the Company (who is currently Richard C. Perry). Pursuant to the Voting Agreement, Perry Corp. agreed to take all action necessary on its part to terminate, effective at the effective time of the Merger, the Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits.
Exhibit A* — Agreement between Perry Corp. and Richard C. Perry to file Amendment No. 1 and any future amendments to Schedule 13D jointly on behalf of each of them.
Exhibit B — Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).
Exhibit C* — Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.
Exhibit D† — Restated Certificate of Incorporation of Universal American Financial Corp.
Exhibit E* — Registration Rights Agreement, dated May 7, 2007, among Universal American Financial Corp. and the other parties named on the signature pages thereto.
Exhibit F* — Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.
Exhibit G** — Stockholders’ Agreement of Universal American Financial Corp., dated as of September 21, 2007.
Exhibit H** — Agreement, dated September 18, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P. and Bank of America, N.A. as administrative agent.
Exhibit I** — Escrow Agreement, dated September 18, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent.

Page 9 of 11 Pages

CUSIP No.	913377107
Exhibit J** — Amendment to Escrow Agreement, dated September 21, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent.
Exhibit K*** — First Amendment to Stockholders’ Agreement, dated July 24, 2008.
Exhibit L*** — Stock Option Agreement, dated September 21, 2007, by and among Universal American Corp., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Offshore Fund, L.P. and Perry Private Opportunities Fund, L.P.
Exhibit M*** — Stock Option Agreement, dated July 24, 2008, by and among Universal American Corp., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Offshore Fund, L.P. and Perry Private Opportunities Fund, L.P.
Exhibit N — Voting Agreement, dated as of December 30, 2010, by and among CVS Caremark Corporation and Perry Corp.
Exhibit O‡ — Agreement and Plan of Merger, dated as of December 30, 2010, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.
Exhibit P* — Power of Attorney, dated June 21, 2005.

*	Previously filed as an Exhibit to Amendment No. 1 and incorporated herein by reference.

†	Incorporated by reference to Annex C to the Company’s Registration Statement on Form S-4, Registration No. 333-143822.

**	Previously filed as an Exhibit to Amendment No. 2 and incorporated herein by reference.

***	Previously filed as an Exhibit to Amendment No. 3 and incorporated herein by reference.

‡	Incorporated by reference to Exhibit 10.1 of the second amendment of the Schedule 13D relating to Common Stock of the Company filed by Lee-Universal Holdings, LLC on January 4, 2011.

Page 10 of 11 Pages

CUSIP No.	913377107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2011	PERRY CORP.
	By:	/s/ Michael C. Neus *
	Name:	Richard C. Perry
	Title:	President

Date: January 4, 2011	RICHARD C. PERRY
	By:	/s/ Michael C. Neus *

*By Michael C. Neus, attorney-in-fact

Page 11 of 11 Pages